Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation,
and EchoStar Communications Corporation
Commission File No. 333-84472
Date: May 2, 2002

The Florida and Massachusetts newspaper advertisements set forth below were distributed.

Today, 42 million American homes
have little or no real alternative to
cable for local programming.

Tomorrow, they will.

[Picture of Map of the United States with portions in color] [Colored box.] TV Households With No Competitive Alternative Today	[Picture of Map of the United States entirely in color] [Colored box.] TV Households With Competitive Alternative After Merger

Together, EchoStar® and DIRECTV® will bring local TV channels and affordable high-speed Internet to everyone in America—via satellite.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates—it’s called “Local Channels, All Americans.”

How is this possible? With the combined resources of both EchoStar and DIRECTV, we’ll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we’ve got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom—for all Americans.

[EchoStar Logo]	[DirecTV Logo]

What does the merger mean for you in Florida?
  Right now, local channels are only available via satellite in four of Florida’s TV markets. After the merger, they will be available in all eleven markets, including Jacksonville, Pensacola, Ft. Myers-Naples, and Tallahassee.
  Florida’s more than six million households will be able to get affordable high-speed Internet service via satellite.
  More choice for Florida’s families—for the first time, there will be a true competitive alternative to the cable companies.

On March 18, 2002, GM, HEC Holdings, Inc. and EchoStar filed preliminary materials with the SEC, including a Registration Statement of HEC Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. We urge stockholders to read these documents, and other relevant documents which are or will be available for free at the SEC’s website, www.sec.gov and from GM, because they contain or will contain important information. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Additional information regarding the participants’ interests is available in the preliminary consent solicitation statement/information statement/prospectus and will be available in the definitive version of it. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above, which could cause actual results to differ materially from the expectations in these forward looking-statements.

© 2002 DIRECTV, Inc. DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner. All service marks and trademarks belong to their respective owners. © 2002, EchoStar Communications Corporation. All rights reserved.

Today, 42 million American homes
have little or no real alternative to
cable for local programming.

Tomorrow, they will.

[Picture of Map of the United States with portions in color] [Colored box.] TV Households With No Competitive Alternative Today	[Picture of Map of the United States entirely in color] [Colored box.] TV Households With Competitive Alternative After Merger

Together, EchoStar® and DIRECTV® will bring local TV channels and affordable high-speed Internet to everyone in America—via satellite.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates—it’s called “Local Channels, All Americans.”

How is this possible? With the combined resources of both EchoStar and DIRECTV, we’ll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we’ve got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom—for all Americans.

[EchoStar Logo]	[DirecTV Logo]

What does the merger mean for you in Massachusetts?
  Right now, local channels are only available via satellite in one of Massachusetts’ TV markets. After the merger, they will be available in all four markets, including New Bedford, Springfield and Holyoke.
  Massachusetts’ more than two million households will be able to get affordable high-speed Internet service via satellite.
  More choice for Massachusetts’ families—for the first time, there will be a true competitive alternative to the cable companies.

On March 18, 2002, GM, HEC Holdings, Inc. and EchoStar filed preliminary materials with the SEC, including a Registration Statement of HEC Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. We urge stockholders to read these documents, and other relevant documents which are or will be available for free at the SEC’s website, www.sec.gov and from GM, because they contain or will contain important information. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Additional information regarding the participants’ interests is available in the preliminary consent solicitation statement/information statement/prospectus and will be available in the definitive version of it. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above, which could cause actual results to differ materially from the expectations in these forward looking-statements.

© 2002 DIRECTV, Inc. DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner. All service marks and trademarks belong to their respective owners. © 2002, EchoStar Communications Corporation. All rights reserved.